April 16, 2025

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Walsh
Stephen Krikorian

Re:	AMC Networks Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-35106

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated April 7, 2025, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of AMC Networks Inc. (the “Company”, “AMC Networks”, “we”, “us” or “our”) filed on February 14, 2025.

For reference purposes, we have set forth each comment from your letter in bold, immediately followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements

Note 12. Leases, page F-33

1.

We note your disclosure that most of your leases do not provide an implicit rate, so you use your incremental borrowing rate. Tell us how your determination of the discount rate for your leases complies with the guidance in ASC 842-20-30-3. That is, even though your operating leases do not provide an implicit rate, explain whether the rates implicit in any of your leases are readily determinable from information provided in the lease.

Company Response: The majority of the Company’s lease liabilities consist of office space, and to a lesser extent, equipment leases for satellite transponders. In accordance with ASC 842-20-30-3, a lessee should use the rate implicit in the lease whenever that rate is readily determinable, and, if not readily determinable, a lessee should use its incremental borrowing rate. For our material leases, the implicit rate is not readily determinable from information in the lease because we cannot determine (1) the amount that a lessor expects to derive from the underlying asset following the end of the lease term nor (2) the amount of the lessor’s initial direct costs. Our material leases do not include provisions to convey the assets to us at the end of the lease term through an automatic transfer of title or a bargain purchase option. Additionally, we are not able to conclude that a reasonable estimate of initial direct costs would have an insignificant impact on the implicit rate. If such conclusion could be made, the inability to precisely determine the amount of initial direct costs would not, on its own, preclude the Company from the requirement to utilize the implicit rate. We are not able to obtain information regarding the amount that a lessor expects to derive from the underlying asset following the end of the lease term or the amount of the lessor’s initial direct costs from the lessors due to the commercial sensitivity and confidentiality of the information to the applicable lessor. As a result, the Company uses its incremental borrowing rate in accordance with ASC 842-20-30-3.

Note 20. Segment Information, page F-44

2.

You indicate that the chief operating decision maker (“CODM”) uses segment adjusted operating income (“AOI”) as the measure of profit or loss for your operating segments. We note you also present operating income for each reportable segment. Tell us whether the CODM receives operating income for each reportable segment and how it is used. If the CODM uses more than one measure of segment profit or loss, such as operating income and AOI, explain what consideration you gave to the guidance in ASC 280-10-50-28A, which indicates that at least one of the reported segment profit or loss measures shall be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. In this regard, certain disclosures are required for each reported measure of a segment’s profit or loss. See ASC 280-10-50-28C.

Company Response: The Chief Operating Decision Maker (“CODM”) uses only one segment profit or loss measure to assess segment performance and allocate resources, and that measure is Adjusted Operating Income (“AOI”). The CODM does not receive operating income at the segment level. Operating income was presented for each segment for the purpose of reconciling segment AOI to its nearest GAAP measure and was not intended to reflect a segment measure that is used by the CODM as the measure of profit or loss for a segment. In future filings, the Company will amend its presentation to include only operating income on a consolidated basis as part of a reconciliation of consolidated AOI to consolidated income before income taxes, as proposed below.

(In thousands)	Year Ended December 31, 2024
	Domestic Operations	International	Corporate / Inter-segment eliminations	Consolidated
Revenues, net
Subscription	$1,275,127	$196,924	$—	$1,472,051
Advertising	561,301	115,333	—	676,634
Content licensing and other	276,561	12,771	(16,703)	272,629

Consolidated revenues, net	$2,112,989	$325,028	$(16,703)	$2,421,314

Less: (a)
Content expenses	851,702	79,989
Marketing, research, and advertising sales expenses	298,267	23,842
Other (b)	343,441	156,292

Adjusted operating income (loss)	$619,579	$64,905	$(121,911)	$562,573

Less:
Share-based compensation expenses				26,051
Depreciation and amortization				98,015
Impairment and other charges				399,513
Restructuring and other related charges				49,464
Cloud computing amortization				13,452
Majority-owned equity investees AOI				15,678

Operating income (loss)				(39,600)
Other income (expense):
Interest expense				(166,186)
Interest income				36,803
Loss on extinguishment of debt, net				(105)
Miscellaneous, net				(5,409)

Income (loss) from operations before income taxes				$(174,497)

Capital expenditures	$16,788	$5,102	$22,885	$44,775

(a)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(b)

Other for each reportable segment primarily includes employee-related costs, information technology costs, professional services expenses, occupancy expenses, certain overhead expenses and the Company’s proportionate share of adjusted operating income (loss) from majority-owned equity method investees.

3.

Please revise future filings to reconcile the total of the reportable segments’ amount for each measure of profit or loss to consolidated income before income taxes. Refer to ASC 280-10-50-30(b) and ASC 280-10-50-28C. In this regard, the reconciliation should include a single amount for the subtotal of the reportable segments’ measures of profit or loss with a reconciliation of that amount to consolidated income before income taxes. The segment note currently separates reconciling items among the reportable segments and Corporate / Inter-segment eliminations category and results in the presentation of an additional non-GAAP measure of consolidated adjusted operating income.

Company Response: As noted in our response to Comment #2 above, the Company uses AOI as the sole measure of profit or loss for our operating segments. In future filings, the Company will amend its presentation to include a reconciliation of consolidated AOI to consolidated income before income taxes, as proposed in our response to Comment #2 above.

4.

Please tell us what consideration you gave to disclosing total assets for each reportable segment, along with a reconciliation of the total of the reportable segments’ assets to the Company’s total consolidated assets, or disclosing why such information is not available. Refer to ASC 280-10-50-22, 50-26, 50-30, and 50-31.

Company Response: The Company does not disclose total assets for each operating segment because these amounts are not regularly reviewed by the CODM nor are they used in assessing segment performance or deciding how to allocate resources to the segments. In future filings, the Company will state these facts in accordance with ASC 280-10-50-26 and revise our disclosure to add the following language:

“The Company does not disclose total assets for each operating segment because these amounts are not regularly reviewed by the CODM nor are they used in assessing segment performance or deciding how to allocate resources to the segments.”

In connection with our responses, we acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions, please contact Michael Sherin, Chief Accounting Officer, at Michael.Sherin@amcnetworks.com or Patrick O’Connell, Chief Financial Officer, at Patrick.OConnell@amcnetworks.com.

Sincerely,

/s/ Patrick O’Connell
Patrick O’Connell
Executive Vice President and Chief Financial Officer

/s/ Michael J. Sherin III
Michael J. Sherin III
Executive Vice President and Chief Accounting Officer

cc:	Kristin A. Dolan, Chief Executive Officer

Sal Romanello, Executive Vice President and General Counsel

(AMC Networks Inc.)

Robert W. Downes, Esq.

(Sullivan & Cromwell LLP)

Daniel Meagher

(KPMG LLP)